September 5, 2006

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 6, 2006

Form 8-K Filed July 14, 2006

File No. 1-09853

Dear Ms. Collins:

In connection with your letter dated August 24, 2006 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 8-K Filed July 14, 2006

Comment 1:

We note your response to our prior comment no. 1 and disclosures in the Company’s 8-K filed July 14, 2006. In your response and 8-K filing you indicate that non-GAAP measures are not superior to financial performance prepared in accordance with GAAP. Further you responded/disclosed that management believes non-GAAP measures allow for meaningful period-to-period comparisons and such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand EMC’s business. Please explain why these disclosures, that non-GAAP measures are not superior to GAAP measures but are more meaningful or relevant, are not inconsistent. Further please explain why items excluded from EMC’s financial operating results would not be relevant to understanding EMC’s business. Revise your disclosures to clarify this apparent inconsistency and supplementally provide your proposed/revised disclosure, if any, with your response.

Ms. Kathleen Collins

Accounting Branch Chief

September 5, 2006

Response 1:

We do not believe that our statement that our non-GAAP financial measures should not be considered superior to GAAP financial measures is inconsistent with our statement that non-GAAP financial measures may be more meaningful than those presented under GAAP. With respect to the former comment, our objective was to inform investors that the non-GAAP financial measures should be considered in addition to, not as a substitute for, GAAP financial measures. Our disclosure went on to indicate the specific limitations of such non-GAAP financial measures. With respect to the latter comment, our objective was to emphasize that our investors may find our non-GAAP financial measures more meaningful because this is the manner in which EMC’s management prepares its internal budgets and reports its segments’ financial results. We specifically used the phrase “may be” to clarify that our non-GAAP financial measures are supplemental information to aid our investors if they choose to use such non-GAAP financial measures in their review of our performance.

However, in light of the concerns raised by the Staff, we propose to revise our future disclosure to eliminate any confusion or perceived inconsistency. The form of our proposed future disclosure, revised to take into account this comment, is attached to this letter as Exhibit A. For your reference, we have also included in Exhibit A the proposed disclosure with all of our revisions reflected by underscoring new or revised language and bracketing and striking-through the deleted language.

Comment 2:

The reconciliations provided within your 8-K filing include GAAP income tax provisions and non-GAAP income tax provisions, without explanation of how these amounts were computed or why they are being eliminated. Further the Company eliminates in-process research and development from in its reconciliation, but does not provide an explanation as to why this expense is being eliminated. Please revise your disclosures as necessary.

Response 2:

With regard to the income tax adjustments, these adjustments relate either to the income tax effect of the adjustments for stock option expense, restricted stock expense, intangible amortization expense or restructuring or other special charges or represent other adjustments resulting from additional tax payments or settlements that occurred during the periods presented.

With regard to in-process research and development, this expense is classified within the financial statement line item “restructuring and other special items”. In our disclosure, the following statement addresses this item, including the reason for its exclusion:

Ms. Kathleen Collins

Accounting Branch Chief

September 5, 2006

“In addition, in some cases where specified, restructuring and other special items are excluded from net income and earnings per share. For purpose of its internal budgets and each reporting segment’s financial goals, EMC’s management uses financial statements that do not include such items.”

In light of the concerns raised by the Staff, we intend to (a) clarify in our future disclosure that the Company excludes certain tax provisions because such tax provisions specifically relate to the excluded expenses in reporting non-GAAP financial measures or otherwise represent special tax adjustments that are made during the reporting period and (b) explain why the Company excludes in-process research and development expense.

The form of our proposed future disclosure, revised to take into account this comment, is attached to this letter as Exhibit A. For your reference, we have also included in Exhibit A the proposed disclosure with all of our revisions reflected by underscoring new or revised language and bracketing and striking-through the deleted language.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and
Chief Accounting Officer

Exhibit A

Proposed Disclosure

This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of EMC’s performance, should be considered in addition to, not as a substitute for, measures of EMC’s financial performance prepared in accordance with GAAP. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is provided in the text of this release or in the tables entitled “Selected Non-GAAP Data” for the periods ended applicable date, year and year attached to this release. EMC’s non-GAAP financial measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how EMC defines its non-GAAP financial measures.

Specifically, stock option expense, restricted stock expense, intangible amortization and in-process research and development and the related tax impact of each is excluded from the non-GAAP financial measures in this release. In addition, in some cases where specified, restructuring and other special charges, the related tax impact of each and certain tax benefits or charges are excluded from net income and earnings per share in this release.

EMC’s management uses non-GAAP financial measures to gain an understanding of EMC’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects and excludes the above listed expenses from its internal financial statements for purposes of its internal budgets and each reporting segment’s financial goals. Non-GAAP financial measures are used by EMC’s management in their financial and operating decision-making because management believes they reflect EMC’s ongoing business in a manner that allows meaningful period-to-period comparisons. EMC’s management believes that these non-GAAP financial measures provide useful information to investors and others (a) in understanding and evaluating EMC’s current operating performance and future prospects in the same manner as management does, if they so choose, and (b) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. These non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect EMC’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and with respect to the non-GAAP financial measures that exclude stock-based compensation, intangible amortization, restructuring and other special items, the related tax impact of each and certain tax benefits or charges, do not reflect any benefit that such items may confer on EMC. Management compensates for these limitations by also considering EMC’s financial results as determined in accordance with GAAP.

Proposed Disclosure with Revisions Reflected

This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of EMC’s performance, should be considered in addition to, not as a substitute for, [~~or superior to,~~] measures of EMC’s financial performance prepared in accordance with GAAP. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is provided in the text of this release or in the tables entitled “Selected Non-GAAP Data” for the periods ended applicable date, year and year attached to this release. EMC’s non-GAAP financial measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how EMC defines its non-GAAP financial measures.

Specifically, stock option expense, restricted stock expense, [~~and~~] intangible amortization and in-process research and development and the related tax impact of each is excluded in the non-GAAP financial measures in this release. [~~Management views these items as non-cash expenses that are reported internally as corporate expenses.~~] In addition, in some cases where specified, restructuring and other special charges, the related tax impact of each and certain tax benefits or charges are excluded from net income and earnings per share in this release. [~~For purposes of its internal budgets and each reporting segment’s financial goals, EMC’s management uses financial statements that do not include such items.~~]

EMC’s management uses [~~these~~] non-GAAP financial measures to gain an understanding of EMC’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects and excludes the above listed expenses from its internal financial statements for purposes of its internal budgets and each reporting segment’s financial goals. [~~These n~~] Non-GAAP financial measures are [~~also~~] used by EMC’s management in their financial and operating decision-making because management believes they reflect [~~the underlying economics of~~] EMC’s ongoing business in a manner that allows meaningful period-to-period comparisons. [~~Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand EMC’s business and may, in some cases, be difficult to forecast accurately for future periods.~~] EMC’s management believes that these non-GAAP financial measures provide useful information to investors and others (a) in understanding and evaluating EMC’s current operating performance and future prospects in the same manner as management does, if they so choose, and (b) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. These non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect EMC’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and with respect to the [~~One material limitation of a~~] non-GAAP financial measures that exclude[~~s~~] stock-based compensation, [~~and~~] intangible amortization, restructuring and other special items, the related tax impact of each and certain tax benefits or charges, [~~is that it~~] do[~~es~~] not reflect any benefit that such items may confer on EMC. Management compensates for [~~this and other~~] these limitations by also considering EMC’s financial results as determined in accordance with GAAP.